

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 10, 2009

<u>Via U.S. Mail and Facsimile (703-528-4510)</u>

Paul Hanrahan
President, Chief Executive Officer and Director
AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

  Re: AES Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     File No. 1-12291

Dear Mr. Hanrahan:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the representation in your December 2, 2009 letter that IDB Infrastructure Fund does not conduct any operations or have any contacts with Iran, Syria or Sudan through the AES Oasis Joint Venture. Please discuss the materiality to you of the AES Oasis Joint Venture, and whether your participation in the joint venture constitutes a material investment risk for your security holders. In this regard, we understand that Islamic Development Bank, the parent of your AES Oasis Joint Venture partner, is made up of member countries including Iran and Sudan, and has made numerous loans to the governments of Iran, Syria and Sudan and to companies in those countries. Discuss specifically

the possibility of reputational harm to you as a result of your participation in a joint venture with an entity that is an arm of Islamic Development Bank. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced investor actions directed toward companies that have operations associated with Iran, Syria and Sudan.

2. It is not clear to us whether IDB Infrastructure Fund, your joint venture partner, also has business contacts with Iran, Syria or Sudan. Please clarify. If IDB Infrastructure Fund has such contacts, your materiality analysis also should address the potential reputational impact of those operations.

3. As part of your materiality analysis, please also tell us the amount of revenues you have received from the AES Oasis Joint Venture for each of the last three fiscal years.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Christopher Owings
         Assistant Director
         Division of Corporation Finance